SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 22, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “SMART INVITES PILTEL CREDITORS TO MAKE AN EXCHANGE OFFER FOR THEIR PILTEL DEBT”.

22 March 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

Enclosed is a copy of a Current Report under Section 17 of the Securities Regulation Code (“SRC”) with a copy of the press release entitled “SMART INVITES PILTEL CREDITORS TO MAKE AN EXCHANGE OFFER FOR THEIR PILTEL DEBT”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

22 March 2004

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of a Current Report with a copy of the press release entitled “SMART INVITES PILTEL CREDITORS TO MAKE AN EXCHANGE OFFER FOR THEIR PILTEL DEBT”.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1.                  22 March 2004

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of the press release entitled “SMART INVITES PILTEL CREDITORS TO MAKE AN EXCHANGE OFFER FOR THEIR PILTEL DEBT”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 22 March 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

SMART INVITES PILTEL CREDITORS TO MAKE AN

EXCHANGE OFFER FOR THEIR PILTEL DEBT

Manila, Philippines, March 22, 2004 –Smart Communications, Inc (“Smart”), a wholly-owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”) (PSE:TEL) (NYSE:PHI), announced its intention to issue letters of invitation to the various creditors of Piltel, inviting them, subject to certain terms and conditions, to offer to sell their indebtedness to Smart in exchange for: (a) cash (in US Dollars or Pesos); and/or (b) US$-denominated loan obligations of Smart; and/or (c) in consideration of delivery of US$-denominated bonds guaranteed by the Republic of the Philippines (“RoP”).

The options available to Piltel creditors are as follows:

•         Cash settlement, at a maximum exchange price of US$0.40 for each US$ equivalent of Piltel debt exchanged; Smart has allocated US$20 million to apply towards the cash offer;

•         US$ Smart debt maturing in December 2007 at the rate of US$0.525 for each US$ equivalent of Piltel debt exchanged, with interest at US$ LIBOR +1% per annum, payable quarterly;

•         US$ Smart debt maturing in December 2008 at the rate of US$0.575 for each US$ equivalent of Piltel debt exchanged, with interest at US$ LIBOR +1% per annum, payable quarterly;

•         US$ Smart 10-year debt maturing in June 2014, at par by reference to the US$ equivalent of Piltel debt exchanged, with fixed interest at 2.25% per annum, payable quarterly;

•         For Yen trade creditor, US$ Smart 10-year debt maturing in June 2014, at par by reference to the US$ equivalent of Piltel debt exchanged, with fixed interest at 2.25% per annum, payable quarterly, and with an option to elect, by not less that 15 months’ prior notice, for an early repayment at a discount either on December 2007 at 52.5% of the relevant debt amount or on December 2008 at 57.5% of the relevant debt amount; and,

•         12-year US$ RoP-guaranteed bonds, at par, with a 2% coupon per annum, payable semi-annually (this option is not available to Piltel bondholders).

The Piltel creditors have until April 19, 2004 to submit their offers. Smart will only proceed with the debt transaction if the following conditions are met:

•         At least 75% in aggregate of existing Piltel debt by value offered by the creditors is exchanged for one or more of the menu of options;

•         Minimum acceptance thresholds for each facility are met, as follows:

o        100% by principal amount of Yen Trade Facility

o        67% by principal amount of the Peso and US$ Facility Agreements

o        US$65 million face value of the bonds (Conversion Notes)

o        67% by principal amount of the US$ Trade Facilities

o        50.01% by principal amount of the Term Notes Facility Agreement; and,

•         Certain waivers/amendments relating to Piltel’s existing indebtedness are obtained, including the termination of the PLDT Letter of Support.

Earlier today, Piltel’s board of directors were advised of the proposed transaction. Smart is in the process of securing the necessary consent and waivers from its financial creditors and guarantors of its debt to enable it to accept offers that may be made to it as a result of the letters of invitation it has issued. Further, Smart intends to request consents from its financial creditors and guarantors of its debts, subject to the debt exchange transaction described above being successfully completed, to allow it to acquire PLDT’s interests in Piltel consisting of 767 million common shares (representing 45.3% of Piltel’s outstanding common shares) and 59 million Series K convertible preferred shares (convertible into Piltel common shares at a ratio of 170:1). The consideration for the share transfer will be determined at a later date. Should Smart acquire PLDT’s interests in Piltel, it is not Smart’s intention to enter into a legal statutory merger with Piltel nor does it intend to use Piltel as a backdoor listing vehicle.

BACKGROUND ON PILTEL

Piltel is the third largest cellular mobile telephone service provider in the country with approximately 2.9 million subscribers as of December 31, 2003, accounting for 13% of the Philippine cellular market. Piltel provides a prepaid GSM service, known as Talk ‘N Text, using the GSM platform of Smart. Talk ‘N Text was launched in April 2000 and contributed 83% of Piltel’s net revenues in 2003.

In June 2001, Piltel completed the restructuring of approximately P41.1 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders. As a result of the restructuring, which now covers over 99% of Piltel’s indebtedness, P20.5 billion of Piltel’s debt were released in consideration for Piltel Series K convertible preferred shares which were then mandatorily and immediately exchanged for PLDT convertible preferred shares, while the other P20.5 billion were restructured into loans having terms of 10 to 15 years. The terms of the restructuring also entailed the issuance of a Letter of Support from PLDT for the benefit of Piltel and its creditors whereby PLDT is obligated to provide up to US$150 million to make up for any shortfalls in Piltel’s operating cash flows required to discharge its obligations to the creditors. As of December 31, 2003, US$50.2 million remains available under the PLDT Letter of Support.

IMPACT OF THE TRANSACTION

Should the proposed transaction outlined above be successfully completed, PLDT will be able to rationalize its wireless business segment, with Smart gaining full access to Talk ‘N Text’s expanding subscriber base and improving revenues streams. PLDT’s wireless group is expected to realize benefits from the closer operational alignment of Smart and Piltel, an increase in the share in Piltel’s revenues streams and certain other cash and tax savings. These positive effects will be partially offset by increased interest expense and foreign exchange exposure arising from the issuance by Smart of new debt. The terms of the new debt have been designed to mature after Smart pays off its existing GSM loans and will not adversely affect Smart’s key financial ratios, which will remain comfortably within prescribed limits.

The Company will make additional disclosures as the transaction progresses.

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

The information contained herein is highly sensitive. It could affect the price of the securities of PLDT and Piltel. There is no assurance that Smart will be able to complete the transaction described herein at any time or at all nor that Smart will be able to complete the transaction on the terms or within the timetable outlined.

The estimates contained herein have been based on assumptions that PLDT and Smart consider reasonable. They are however subject to risks and uncertainties. Actual events and circumstances may differ materially from those described herein.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

For further information, please contact:

PLDT Smart

Anabelle Lim-Chua Deborah Anne N Tan

Senior Vice President/Treasurer Head, Investor Relations

Direct Line: (632) 844-9098 Direct Line: (632) 511-6121

Fax: (632) 844-9099 Fax: (632) 817-3345

Email: alchua@pldt.com.ph Email: dntan@smart.com.ph

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: March 22, 2004